Exhibit 99.2

Financial Statements as of and for the three years ended December 31, 2012

Crown Imports LLC
Table of Contents

Page(s)
Independent Auditor’s Report	1

Financial Statements

Balance Sheets	2

Statements of Income	3

Statements of Changes in Members’ Equity	4

Statements of Cash Flows	5

Notes to Financial Statements	6-13

Independent Auditor's Report

To the Board of Directors and Members of
Crown Imports LLC

We have audited the accompanying financial statements of Crown Imports LLC (a limited liability company), which comprise the balance sheets as of December 31, 2012 and 2011, and the related statements of income, changes in members’ equity and cash flows for the three year period ended December 31, 2012.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Crown Imports LLC at December 31, 2012 and 2011 and the results of its operations and its cash flows for the three year period ended December 31, 2012 in accordance with accounting principles generally accepted in the United States of America.

/s/ Pricewaterhouse Coopers LLP

Chicago, Illinois
February 8, 2013, except for Note 5 for which the date is February 15, 2013.

Crown Imports LLC
Balance Sheets
As of December 31, 2012 and 2011
(Dollars in thousands)

	2012	2011
Assets
Current assets
Cash and cash equivalents	$56,962	$87,454
Accounts receivable - net	103,442	128,796
Inventories	123,585	87,114
Prepaid expenses and other current assets	21,832	16,059
Receivables from related parties	3,998	5,108
Total current assets	309,819	324,531

Property and equipment, net	8,932	10,287

Long-term assets
Intangible assets	14,239	14,239
Goodwill	13,003	13,003
Total intangible assets	27,242	27,242
Other assets	368	68
Total assets	$346,361	$362,128

Liabilities and Members' Equity
Current liabilities
Accounts payable	$30,497	$35,716
Accrued excise taxes	5,291	5,636
Accrued expenses	47,200	34,192
Accrued distribution to member	—	32,500
Payables to related parties	24,260	22,047
Total current liabilities	107,248	130,091

Long-term liabilities
Long-term incentive plan	4,985	4,490
Other liabilities	140	101
Total long-term liabilities	5,125	4,591
Members' equity	233,988	227,446
Total liabilities and members' equity	$346,361	$362,128

The accompanying notes are an integral part of these financial statements.

Crown Imports LLC
Statements of Income
For the Years Ended December 31, 2012, 2011, and 2010
(Dollars in thousands)

	2012	2011	2010
Sales	$2,778,589	$2,678,135	$2,533,631
Less: Excise taxes	(214,650)	(207,784)	(197,705)
Net sales	2,563,939	2,470,351	2,335,926
Cost of product sold	1,818,172	1,746,522	1,664,191
Gross profit	745,767	723,829	671,735
Operating expenses
Selling, general and administrative	303,877	289,160	237,454
Operating income	441,890	434,669	434,281
Interest income	62	72	73
Net income	$441,952	$434,741	$434,354

The accompanying notes are an integral part of these financial statements.

Crown Imports LLC
Statements of Changes in Members’ Equity
For the Years Ended December 31, 2012, 2011, and 2010
(Dollars in thousands)

	Member Contributions	Accumulated (Deficit)/Earnings	Total
Balance, December 31, 2009	$221,656	$(24,162)	$197,494
Net income	—	434,354	434,354
Distributions paid to members	—	(389,075)	(389,075)
Distributions payable to member	—	(19,000)	(19,000)
Balance, December 31, 2010	221,656	2,117	223,773
Net income	—	434,741	434,741
Distributions paid to members	—	(398,568)	(398,568)
Distributions payable to member	—	(32,500)	(32,500)
Balance, December 31, 2011	221,656	5,790	227,446
Net income	—	441,952	441,952
Distributions paid to members	—	(435,410)	(435,410)
Balance, December 31, 2012	$221,656	$12,332	$233,988

The accompanying notes are an integral part of these financial statements.

Crown Imports LLC
Statements of Cash Flows
For the Years Ended December 31, 2012, 2011, and 2010
(Dollars in thousands)

	2012	2011	2010
Cash flows from operating activities
Net income	$441,952	$434,741	$434,354
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	2,687	2,079	1,803
Loss on disposal of long-lived assets	10	9	15
Changes in operating assets and liabilities
Decrease (increase) in -
Accounts receivable, including receivables from related parties	26,464	(31,740)	6,555
Inventories	(36,471)	438	7,143
Prepaid expenses and other assets	(6,073)	(1,404)	1,441
(Decrease) increase in -
Accounts payable, including payables to related parties	(3,006)	3,589	11,265
Accrued excise taxes	(345)	(1,551)	1,745
Accrued expenses and other liabilities	13,542	(1,802)	7,188
Net cash provided by operating activities	438,760	404,359	471,509
Cash flows from investing activities
Purchases of property and equipment	(1,342)	(7,557)	(1,409)
Net cash used in investing activities	(1,342)	(7,557)	(1,409)
Cash flows from financing activities
Distributions paid to members	(467,910)	(417,568)	(414,075)
Net cash used in financing activities	(467,910)	(417,568)	(414,075)
Net (decrease) increase in cash and cash equivalents	(30,492)	(20,766)	56,025
Cash and cash equivalents
Beginning of year	87,454	108,220	52,195
End of year	$56,962	$87,454	$108,220

The accompanying notes are an integral part of these financial statements.

Crown Imports LLC
Notes to Financial Statements
As of December 31, 2012 and for the Years Ended December 31, 2012, 2011, and 2010
(Dollars in thousands, unless otherwise noted)

1.	Description of the Business and Summary of Significant Accounting Policies

Description of the Business
Crown Imports LLC (the “Company” or “Joint Venture”), a Delaware limited liability company, is a 50-50 joint venture between GModelo Corporation (“GModelo”), a wholly-owned subsidiary of Diblo, S.A. de C.V. (“Diblo”), and Constellation Beers Ltd. (previously known as Barton Beers, Ltd.) (“Constellation Beers”), an indirect wholly-owned subsidiary of Constellation Brands, Inc. (“Constellation”), created on January 2, 2007. The Company imports, markets and sells an imported beer portfolio across the entire U.S., the District of Columbia and Guam. The Company’s portfolio includes Corona Extra, Corona Light, Coronita, Modelo Especial, Negra Modelo, Pacifico, Victoria, Tsingtao beer brands and Somersby hard cider. Hereafter, Corona Extra, Corona Light, Coronita, Modelo Especial, Negra Modelo, Pacifico, and Victoria are collectively referred to as the “Modelo Brands.”
On January 2, 2007, pursuant to a contribution agreement among Constellation Beers, Diblo and the Company, Constellation Beers contributed to the Company substantially all of Constellation Beers’ assets relating to importing, marketing and selling certain Modelo Brands and the St. Pauli Girl and Tsingtao brands and liabilities associated therewith (the “Constellation Beers Contributed Net Assets”), in exchange for a 50% membership interest in the Company. Simultaneously, GModelo, a related party of Grupo Modelo, S.A.B. de C.V. (“Modelo”), joined Constellation Beers as a member of the Company. In exchange for a 50% membership interest in the Company, GModelo contributed cash in an equal amount to the Constellation Beers Contributed Net Assets, subject to specified adjustments. The operations and governance of the Joint Venture are provided for in the Company’s Amended and Restated Limited Liability Company Agreement dated January 2, 2007 (the “LLC Agreement”).
The St. Pauli Girl distribution agreement was terminated on June 1, 2012.
Cash and Cash Equivalents
The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. Such investments are stated at cost, which approximates fair value.
Accounts Receivable
The majority of the accounts receivable balance is generated from sales to independent distributors with whom the Company has a predetermined collection date arranged through electronic funds transfer. An allowance for doubtful accounts is determined based on historical information and an assessment of individual accounts. There was no allowance for doubtful accounts at December 31, 2012 and 2011.
Inventories
Inventories, principally consisting of product for resale, are valued at the lower of cost or market, cost being determined on the first-in, first-out method. Substantially all inventory is related to finished goods. The Company assesses the valuation of its inventories and reduces the carrying value of those inventories that are obsolete or in excess of the Company’s forecasted usage to their estimated net realizable value.
Property and Equipment
Purchases of property and equipment are recorded at cost. Depreciation is provided over the estimated useful lives of the respective assets, generally using the straight-line method.

Crown Imports LLC
Notes to Financial Statements
As of December 31, 2012 and for the Years Ended December 31, 2012, 2011, and 2010
(Dollars in thousands, unless otherwise noted)

Amortization of leasehold improvements is provided over the lesser of the lease term or the estimated useful life of the asset. Direct costs related to software developed for internal use are capitalized and amortized over their estimated useful life.
Amounts for maintenance and repairs are charged to expense as incurred. Major expenditures for improvements which are expected to increase the useful life of an item are capitalized to the appropriate asset accounts. Gains and losses on disposals of property and equipment are credited or charged to income. The estimated useful lives are as follows:

Depreciable life in years
Leasehold improvements	10 to 15
Machinery and equipment	3 to 10
Software	3 to 7

Income Taxes
The Company is treated as a partnership for federal and state income tax purposes. Accordingly, the members are responsible for U.S. federal and substantially all state income tax liabilities arising out of the operations.
Revenue Recognition
Sales are recognized when title passes to the customer, which is generally when the product is delivered.
In accordance with the guidance provided in The FASB Accounting Standards Codification (“ASC”) surrounding Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products), sales reflect reductions attributable to consideration given to customers in various customer incentive programs, including pricing discounts on single transactions, volume discounts, promotional and advertising allowances, and rebates. Certain customer incentive programs require management to estimate the cost of these programs. The accrued liability for these programs is determined through analysis of programs offered, historical trends, expectations regarding customer and consumer participation, sales and payment trends, and experience with payment patterns associated with similar programs that had been previously offered. Accrued promotional allowances at December 31, 2012 and 2011 were $10,884 and $11,360, respectively. Promotional allowances for the years ended December 31, 2012, 2011, and 2010 were $122,603, $120,216, and $121,611, respectively.
In accordance with ASC guidance regarding How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement, excise taxes associated with transporting the products into the United States are recorded as a reduction to sales. In accordance with ASC guidance surrounding Reporting Revenue Gross as a Principal rather than Net as an Agent, the Company has entered into a revenue sharing agreement with one of its related parties, Extrade II (as defined below), with sales being recorded on a gross basis.
Cost of Product Sold
The types of costs included in cost of product sold are principally cost of finished goods, packaging, and warehouse costs (including distribution network costs). Distribution network costs include inbound freight charges, outbound shipping and handling costs, purchasing and receiving costs, inspection costs, and warehousing costs.

Crown Imports LLC
Notes to Financial Statements
As of December 31, 2012 and for the Years Ended December 31, 2012, 2011, and 2010
(Dollars in thousands, unless otherwise noted)

Selling, General and Administrative Expenses
The types of costs included in selling, general and administrative expenses consist predominantly of advertising, marketing, and employee compensation and related benefits costs. Generally, distribution network costs are not included in the Company’s selling, general and administrative expenses, but are included in cost of product sold as described above. The Company expenses advertising costs as incurred, shown or distributed. The Company received marketing contributions from GModelo and affiliates during the year ended December 31, 2010. Prepaid advertising costs at December 31, 2012 and 2011 were $10,178 and $5,388, respectively. Advertising expense for the years ended December 31, 2012, 2011, and 2010 was $207,257, $196,143, and $139,826, respectively.
In accordance with the guidance provided in the ASC surrounding Customer's Characterization of Certain Consideration Received from a Vendor, cash consideration received by the Company from its vendors is presumed to be a reduction of the prices of the vendor's products or services and, therefore, is characterized as a reduction of cost of product sold when recognized in the income statement, unless 1) it is a payment for assets or services delivered to the vendor, in which case the cash consideration shall be characterized as revenue (or other income, as appropriate) when recognized in the income statement or 2) it is a reimbursement of costs incurred by the Company to sell the vendor's products, in which case the cash consideration shall be characterized as a reduction of that cost when recognized in the income statement.

On October 13, 2010, a decision was reached in binding arbitration in the case of Capital Beverage v. Crown Imports LLC. The arbitration panel found in favor of Capital Beverage, and awarded $9,032, plus Capital Beverage’s costs of $75, to be paid to Capital Beverage by the Company. The Company recorded and paid the award plus costs in 2010. Total expenses were included in selling, general and administrative expenses.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
Subsequent Events
For the current reporting period, subsequent events were evaluated through February 8, 2013, which represents the date the financial statements were available to be issued.

2.	Property and Equipment
A summary of property and equipment as of December 31, 2012 and 2011 is as follows:

	2012	2011
Leasehold improvements	$4,288	$4,286
Machinery and equipment	4,565	5,072
Software	9,062	7,830
	17,915	17,188
Less - accumulated depreciation and amortization	8,983	6,901
Net property and equipment	$8,932	$10,287

Crown Imports LLC
Notes to Financial Statements
As of December 31, 2012 and for the Years Ended December 31, 2012, 2011, and 2010
(Dollars in thousands, unless otherwise noted)

Depreciation and amortization expense for the years ended December 31, 2012, 2011, and 2010 was $2,687, $2,079, and $1,803, respectively.

3.	Intangible Assets
The carrying value of intangible assets, including goodwill, at December 31, 2012 and 2011, was $27,242. Intangible assets represent distribution rights that are not amortized because they have an indefinite useful life. The Company reviews its intangible assets and goodwill annually for impairment, or sooner, if events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered impaired, the impairment recognized is measured by the amount by which the carrying value of the assets exceeds the fair value of the assets. No impairments existed as of December 31, 2012 and 2011.

4.	Employee Benefit Plans
401(k) Plan
The Company sponsors a 401(k) plan for all salaried employees. The plan includes optional employee contributions as a percentage of eligible earnings, subject to Internal Revenue Service (“IRS”) limitations, with matching employer contributions as a percentage of eligible earnings.
Profit Sharing Plan
The Company sponsors a profit sharing plan for certain employees under which the Company makes discretionary contributions determined each plan year, subject to IRS limitations.
Supplementary Employee Benefit Plan (“SERP”)
The Company maintains a deferred compensation plan for key employees. The plan provides for employee deferrals for discretionary benefits provided by the Company, and the excess of any contributions owed through the profit sharing plan over IRS limitations. These employee benefits will be distributed in a lump-sum payment after the employees leave the Company.
Short-Term Incentive Plans
The Company maintains short-term incentive plans (“STIP”) for key employees. Eligible employees may be awarded cash bonuses, which vest based on achieving certain targets, as defined in the STIP.
Long-Term Incentive Plan
The Company maintains a long-term incentive plan (“LTIP”) for key employees. Eligible employees may be awarded cash bonuses, which vest based on achieving certain targets, as defined in the LTIP.

Crown Imports LLC
Notes to Financial Statements
As of December 31, 2012 and for the Years Ended December 31, 2012, 2011, and 2010
(Dollars in thousands, unless otherwise noted)

The total expenses under these plans for the years ended December 31, 2012, 2011, and 2010 are as follows:

	2012	2011	2010
401(k) plan	$857	$748	$441
Profit sharing plan	2,918	2,236	2,239
SERP	39	27	26
STIP	12,351	9,721	7,279
LTIP	5,769	3,087	4,387
Total	$21,934	$15,819	$14,372
The total amount accrued related to employee benefit plans as of December 31, 2012 and 2011 was $24,660 and $19,433, respectively.

5.	Related Party Transactions
The Company and Extrade II S.A. de C.V. (“Extrade II”), an affiliate of GModelo, entered into an Importer Agreement (the “Importer Agreement”) effective as of the Company's inception pursuant to which Extrade II granted to the Company the exclusive rights to import, market and sell certain Modelo Brands in the 50 States of the U.S., the District of Columbia and Guam. The Modelo Brands represented approximately 99% of the Company’s sales for the years ended December 31, 2012, 2011, and 2010. The Company also entered into a Sub-license Agreement (the “Sub-license Agreement”), pursuant to which Marcas Modelo S.A. de C.V. (“Marcas Modelo”), another affiliate of GModelo, granted the Company an exclusive sub-license to use certain trademarks related to the Modelo Brands within this territory. For the years ended December 31, 2011 and 2010, certain inventory purchases were made through Extrade I S.A. de C.V., (“Extrade I”), also an affiliate of GModelo. Total purchases from Extrade II under the Importer Agreement totaled $1,270,950 for the year ended December 31, 2012, and from Extrade I and Extrade II totaled $1,204,716 and $1,117,639 for the years ended December 31, 2011, and 2010, respectively. As of December 31, 2012 and 2011, payables to related parties for inventory purchases included $8,274 and $5,574, respectively, due to Extrade II.
The Importer Agreement also allows the Company to recover certain costs. No payments were made to the Company under the Importer Agreement for the years ended December 31, 2012, 2011, and 2010.
The Company makes royalty payments, which are included in cost of product sold, to Marcas Modelo for the use of the Modelo Brands brand names. Payments from the Company under the Sub-license Agreement for the years ended December 31, 2012, 2011, and 2010, amounted to $170,339, $160,775, and $149,399, respectively, with $1,056 and $801 due to this related party at December 31, 2012 and 2011, respectively. The royalty payments disclosed above have been revised to correct the previously reported amount for the year ended December 31, 2012.
Under the terms of the LLC Agreement, the Company follows a strategic pricing initiative (“Initiative”) for certain Modelo Brands sold in the Company’s territory. Based on this Initiative, the Company agrees to share revenue with Extrade II based on market price adjustments as established within the Importer Agreement, subject to recovery by the Company of certain costs that offset revenue sharing amounts. The amounts estimated by the Company under this Initiative

Crown Imports LLC
Notes to Financial Statements
As of December 31, 2012 and for the Years Ended December 31, 2012, 2011, and 2010
(Dollars in thousands, unless otherwise noted)

are subject to periodic review by the joint venture members and adjustments, if any, are accounted for on a prospective basis. The Company has estimated revenue sharing, net of certain cost recoveries, earned by Extrade II of $40,815, $22,318, and $23,622 for the years ended December 31, 2012, 2011, and 2010, respectively. The Company had a net payable to Extrade II of $11,130 and $5,159 as of December 31, 2012 and 2011, respectively.
Additionally, the Company entered into a marketing initiative with Marketing Modelo S.A. de C.V. (“Marketing Modelo”), an affiliate of GModelo, for advertising. The Company also purchased various marketing and promotional materials from GModelo. The total amount paid to these related parties for the years ended December 31, 2012, 2011, and 2010 for marketing and promotions amounted to $7,812, $2,722, and $2,224, respectively, with $458 and $799 due to this related party at December 31, 2012 and 2011, respectively.
Constellation Beers charged the Company $6,700, $19,771, and $19,010 for shared services provided to the Company for the years ended December 31, 2012, 2011, and 2010, respectively. In 2010 and 2011, the services provided included information technology, licensing, financial accounting, tax, administrative, legal and human resources. That service agreement expired at the end of 2011. In 2012 and 2013, the service provided only includes information technology. The fee is charged monthly, with the 2013 commitment to be $6,800.

6.	Leases
The Company's leasing operations consist principally of the leasing of office space and motor vehicles.
In December 2011, the Company was assigned the office space lease of its Chicago headquarters from Constellation, effective January 1, 2012. The terms of the lease provide that the Company pay base rent and a share of increases in operating expenses and real estate taxes in excess of defined amounts. The lease expires on June 30, 2021.
Office space leases are all classified as operating leases and expire over the next ten years. Motor vehicle leases are classified as operating and expire over the next three years.
The future minimum rental payments required under operating leases that have initial or remaining non-cancelable lease terms in excess of one year are as follows at December 31, 2012:

Years ending December 31
2013	$4,737
2014	2,594
2015	2,598
2016	2,616
2017	2,534
Thereafter	6,712
Total minimum payments	$21,791
Total rental expense was $5,040, $3,281, and $3,089 for the years ended December 31, 2012, 2011, and 2010, respectively.

Crown Imports LLC
Notes to Financial Statements
As of December 31, 2012 and for the Years Ended December 31, 2012, 2011, and 2010
(Dollars in thousands, unless otherwise noted)

7.	Commitments and Contingencies
Line of Credit
The Company maintains an uncommitted line of credit with Citibank, N.A., which provides for maximum borrowings of $15,000. Borrowings under the line of credit bear an interest rate determined two business days before the first day of such interest period based on the rate per annum at which U.S. Dollar deposits are offered to prime banks in the London interbank market plus a margin of 270 basis points. The line of credit matured on December 31, 2012, and was not renewed by management. As of December 31, 2012 and 2011, there were no outstanding balances on the line of credit.
Warehouse Commitments
The Company enters into warehousing agreements, where rentals are based on a fixed rate per case stored, along with associated handling and repackaging fees. Under certain warehousing agreements, the Company is required to make minimum future payments based on minimum case volume per annum, whether it uses the warehouse or not. For the years ended December 31, 2012, 2011, and 2010, the Company met all minimum requirements. The annual amount of such required payments at December 31, 2012 is as follows:

Years ending December 31
2013	$5,108
2014	5,108
2015	2,135
2016	2,135
2017	836
Total minimum payments	$15,322
Contingencies
The Company is a party to various litigation, which arises in the ordinary course of business. Although the amount of any liability with respect to such litigation cannot be determined, in the opinion of management, such liability will not have a material adverse effect on the Company’s financial position, results of operations or cash flows.
Distribution Agreements
The Company distributes Tsingtao beer and began distributing Somersby hard cider on June 1, 2012, pursuant to exclusive distribution agreements with the suppliers of these products. The distribution agreement for St. Pauli Girl was terminated on June 1, 2012. The Company’s agreements with Tsingtao and Somersby expire on December 31, 2014 and March 30, 2013, respectively. Prior to the expiration, these agreements may be terminated if the Company fails to meet certain performance criteria. At December 31, 2012, the Company believes it is in compliance with all of its material distribution agreements with its suppliers, and does not believe that these agreements will be terminated.

Crown Imports LLC
Notes to Financial Statements
As of December 31, 2012 and for the Years Ended December 31, 2012, 2011, and 2010
(Dollars in thousands, unless otherwise noted)

8.	Members’ Equity
The Company has been established as a limited liability company. Under the terms of the LLC Agreement, there is one class of membership interest in the Company and, unless otherwise provided for in the LLC Agreement, all membership interests are entitled to the same benefits, rights, duties and obligations and vote on all matters as a single class. Additionally, under the terms of the LLC Agreement, no member of the Company is liable for any debt, obligation or liability of the Company, except as provided by law or otherwise specifically as provided in the LLC Agreement. A member cannot, unless otherwise provided for in the LLC Agreement, transfer all or any portion of its membership interest.
The Company is authorized to establish a capital account for each member equal to that member’s initial capital contribution, represented by Common Units. The Common Units are voting and subject to transfer restrictions as defined in the LLC Agreement. As of December 31, 2012 and 2011, the Company had 100 Common Units, with each of GModelo and Constellation Beers owning 50 units, in exchange for the contributions made to the Company at inception.
As described in the LLC Agreement, under certain circumstances including (i) material interference with the Importer Agreement, Constellation Beers has the right (but not the obligation) to sell its membership interest to GModelo; (ii) a proposed change in control of Constellation Beers, GModelo has the right (but not the obligation) to purchase Constellation Beers’ membership interest; and (iii) at the conclusion of each ten year period of the joint venture, GModelo has the right (but not the obligation) to purchase Constellation Beers’ membership interest. Any such transfer is subject to the satisfaction of certain conditions, and the relevant purchase price is determined pursuant to specific formulas, all as set forth in the LLC Agreement.

9.	Pending Transaction
Anheuser-Busch InBev ("ABI") and Modelo announced on June 29, 2012 that they have entered into an agreement under which ABI will acquire the remaining stake in Modelo that it does not already own in a cash transaction valued at approximately $20.1 billion. The transaction is subject to regulatory approvals. In a related transaction, Constellation announced that it has signed a definitive agreement with ABI to purchase GModelo’s 50 percent interest in the Company for $1.85 billion, contingent upon ABI completing its proposed acquisition of Modelo.  Subsequent to these announcements, on January 31, 2013, the U.S. Department of Justice filed a complaint in federal court seeking to block the proposed ABI acquisition of Modelo.